SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 October 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q3 2014 Interim Management Statement

28 October 2014

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2014.
Statutory basis
Statutory information is set out on pages 10 and 11.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2014 results with 2013 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results are presented on an underlying basis. The following items are excluded from underlying profit:
– the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments;
– the effects of certain asset sales and other items;
– volatility relating to the insurance business and insurance gross up;
– Simplification costs, TSB build and dual running costs;
– payment protection insurance and other regulatory provisions; and
– certain past service pensions items in respect of the Group’s defined benefit pension schemes.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2014 to the nine months ended 30 September 2013, and the balance sheet analysis compares the Group balance sheet as at 30 September 2014 to the Group balance sheet as at 31 December 2013.
TSB
The Group’s consolidated results and balance sheet include TSB. Any TSB disclosures in the document are presented on a Lloyds Banking Group basis and may differ to the equivalent figures disclosed in the TSB results release.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.
RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2014

Further strategic progress; supporting and benefiting from the UK economic recovery

•	Lending growth in key customer segments, and deposit growth in relationship brands

•	Further TSB divestment of 11.5 per cent in the third quarter with shareholding now reduced to 50 per cent

•	Run-off assets reduced by £10.6 billion to £22.7 billion and international presence reduced to seven countries

•
Capital position further strengthened: fully loaded CET1 ratio of 12.0 per cent (30 June 2014: 11.1 per cent fully loaded; 31 Dec 2013: 10.3 per cent pro forma) and transitional total capital ratio of 21.0 per cent

•	Fully loaded Basel III leverage ratio of 4.7 per cent (30 June 2014: 4.5 per cent fully loaded; 31 Dec 2013: 3.8 per cent pro forma)

Substantial increase in underlying profit and returns

•	Underlying profit increased 35 per cent to £5,974 million

•	Return on risk-weighted assets increased to 3.05 per cent (first nine months of 2013: 2.01 per cent)

•	Income of £13,898 million, up 3 per cent excluding St. James’s Place effects in 2013

–	Net interest income up 11 per cent, driven by margin improvement to 2.44 per cent

–	Other income down 8 per cent given disposals and a challenging operating environment

•	Underlying costs down 6 per cent and down 3 per cent to £6,907 million including FSCS timing effects

•	Impairment charge reduced 59 per cent to £1,017 million; asset quality ratio improved 36 basis points to 0.27 per cent

Statutory profit before tax of £1,614 million; tangible net asset value per share of 51.8p

•	Statutory profit before tax of £1,614 million (first nine months of 2013: £1,694 million)

•	Additional £900 million provision for PPI in the third quarter

•	Statutory profit after tax of £1,392 million (first nine months of 2013: £280 million)

•	Tangible net asset value per share increased to 51.8p (30 June 2014: 49.4p, 31 Dec 2013: 48.5p), driven by underlying profitability

Confidence in delivering strong and sustainable returns

•	2014 full year asset quality ratio now expected to be around 30 basis points; guidance previously around 35 basis points for the full year

•	Other guidance reconfirmed

–	2014 full year net interest margin expected to be around 2.45 per cent

–	Run-off assets expected to be less than £20 billion by the end of 2014

–	Full year statutory profit to be significantly ahead of first half

Dividend

•	Ongoing discussions with the PRA regarding the resumption of dividends

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Nine months ended 30 Sept 2014	Nine months ended 30 Sept 2013	Change	Three months ended 30 Sept 2014	Three months ended 30 Sept 2013	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	8,838	7,967	11	3,034	2,761	10
Other income	5,060	6,052	(16)	1,612	1,794	(10)
Total income	13,898	14,019	(1)	4,646	4,555	2
Total costs	(6,907)	(7,110)	3	(2,232)	(2,361)	5
Impairment	(1,017)	(2,483)	59	(259)	(670)	61
Underlying profit	5,974	4,426	35	2,155	1,524	41

Asset sales and other items	(1,753)	188		(186)	(709)
Simplification and TSB costs	(1,064)	(1,194)		(236)	(408)
Legacy items	(2,000)	(1,325)		(900)	(750)
Other items	457	(401)		(82)	(97)
Profit (loss) before tax – statutory	1,614	1,694	(5)	751	(440)
Taxation	(222)	(1,414)		(58)	(858)
Profit (loss) for the period	1,392	280		693	(1,298)

Earnings (loss) per share1	1.7p	0.4p	1.3p	0.9p	(1.8)p	2.7p

Banking net interest margin	2.44%	2.06%	38bp	2.51%	2.17%	34bp
Average interest-earning banking assets	£486.4bn	£513.9bn	(5)	£481.8bn	£507.9bn	(5)
Cost:income ratio2	49.7%	52.5%	(2.8)pp	48.0%	52.0%	(4.0)pp
Asset quality ratio	0.27%	0.63%	(36)bp	0.20%	0.51%	(31)bp
Return on risk-weighted assets	3.05%	2.01%	104bp	3.37%	2.14%	123bp

BALANCE SHEET AND KEY RATIOS

	At 30 Sept 2014	At 31 Dec 2013	Change %

Loans and advances to customers3	£486.3bn	£495.2bn	(2)
Loans and advances to customers excluding TSB, run-off and closed portfolios3	£408.9bn	£404.9bn	1
Customer deposits4	£445.4bn	£438.3bn	2
Loan to deposit ratio	109%	113%	(4)pp
Total assets	£856.4bn	£847.0bn	1
Run-off assets	£22.7bn	£33.3bn	(32)
Wholesale funding	£119.6bn	£137.6bn	(13)
Wholesale funding <1 year maturity	£45.2bn	£44.2bn	2
PRA transitional common equity tier 1 ratio5,6	12.0%	10.3%	1.7pp
PRA transitional total capital ratio5,6	21.0%	18.8%	2.2pp
Fully loaded risk-weighted assets6	£249.6bn	£271.9bn	(8)
Fully loaded common equity tier 1 ratio6	12.0%	10.3%	1.7pp
Fully loaded Basel III leverage ratio6,7	4.7%	3.8%	0.9pp

Net tangible assets per share	51.8p	48.5p	3.3p

1	Earnings per share has been calculated after recognising the coupon on the Additional Tier 1 securities.
2	Excluding impact of St. James’s Place.
3	Excludes reverse repos of £6.4 billion (31 December 2013: £0.1 billion).
4	Excludes repos of £nil (31 December 2013: £3.0 billion).
5	31 December 2013 comparatives reflect PRA transitional rules as at 1 January 2014.
6
31 December 2013 ratios and risk-weighted assets were reported on a pro forma basis and included the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

7	Following PRA guidance, calculated in accordance with the January 2014 revised Basel III leverage ratio framework.

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first nine months, we have continued to invest in our core UK franchise to improve our products, services and processes to support customers and the UK economy. We have delivered substantial improvements to profitability while at the same time continuing to address historical legacy issues. The business is performing strongly and we are well positioned to continue to support and benefit from UK economic growth.

Results overview
In terms of financial performance, our underlying profit increased by 35 per cent to £5,974 million and our return on risk-weighted assets improved to 3.05 per cent from 2.01 per cent. The improvement in underlying profit was driven by an increase in net interest income, further reduced costs and lower impairments. Excluding the effect of the disposal of our shares in St. James’s Place in 2013, underlying profit has increased by 52 per cent.

Statutory profit before tax was £1,614 million, a decrease of 5 per cent on the same period in 2013. This includes charges relating to legacy provisions of £2,000 million, including an additional £900 million for PPI in the third quarter. Statutory profit after tax was £1,392 million which compares to £280 million in the first nine months of 2013.

Our fully loaded common equity tier 1 ratio now stands at 12.0 per cent, up from 10.3 per cent (pro forma) at the end of 2013, and our fully loaded Basel III leverage ratio has increased to 4.7 per cent.

As the business is performing strongly and the balance sheet has continued to strengthen, we are in ongoing discussions with the PRA regarding the resumption of dividend payments.

Delivery of strategy
Lending has increased in our key customer segments and we have grown deposits, mainly through our Retail relationship brands and in Commercial Transaction Banking. We have further improved our leading cost position through the delivery of our Simplification programme. Run-rate benefits total £1.9 billion at the end of September and the Group’s market leading cost:income ratio now stands at 49.7 per cent, improved from 52.5 per cent in 2013.

We reduced run-off assets in the first nine months to £22.7 billion, from £33.3 billion at the end of 2013. Following an initial sell down of 38.5 per cent of the shares in TSB in June, a further 11.5 per cent of our shareholding was sold in September, reducing the Group’s shareholding to 50 per cent.

I am pleased to report that we have progressed further towards our goal of becoming the best bank for customers with customer satisfaction continuing to improve.

Helping Britain Prosper
As the largest retail and commercial bank in the UK, I am very aware of our responsibility to do everything we can to support the UK economy. Our Helping Britain Prosper Plan, launched in the first quarter, sets out high level commitments outlining how we are approaching this challenge. We are making excellent progress.

In UK housing, we continue to be the largest lender to first-time buyers, providing one in four mortgages, and lending £8.8 billion to more than 67,000 first-time buyers in the first nine months. Through our commitment to the commercial sector, we have supported over 75,000 business start ups and remain the largest participant in the Funding for Lending Scheme, committing more than £11.5 billion of gross funds to customers so far in 2014.

Helping Britain Prosper will remain central to the Group’s purpose and I look forward to updating you on further progress at the end of the year.

The Group is performing strongly. We have met or exceeded the strategic objectives set out in 2011 and are ready to move on to the next stage in our development. The details of this are outlined in today’s strategic update.

António Horta-Osório
Group Chief Executive

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE

Overview: strong underlying profitability and balance sheet
In the first nine months of 2014, underlying profit grew 35 per cent to £5,974 million, with a 1 per cent reduction in income more than offset by a 3 per cent reduction in costs and a 59 per cent improvement in impairments. Excluding St. James’s Place, which benefited our 2013 results, underlying income was up 3 per cent and underlying profit up 52 per cent.

Statutory profit before tax was £1,614 million and included provisions for legacy items totalling £2,000 million, a net charge of £1,086 million relating to Enhanced Capital Notes (ECNs) as well as a £710 million net benefit resulting from changes to the Group’s defined benefit pension schemes and other actions. The statutory profit before tax of £1,694 million in the nine months to 30 September 2013 included £786 million of gains on the sale of government securities and charges for legacy items of £1,325 million. The statutory profit after tax was £1,392 million compared to £280 million in 2013, largely as a result of the high tax charge in 2013 due to the impact of announced changes in corporation tax on the deferred tax asset and the write down of the deferred tax asset in respect of Australian trading losses.

In the third quarter net lending balances increased in key customer segments, relationship deposit balances increased and run-off assets fell by a further £2.5 billion to £22.7 billion at 30 September 2014. As a result, the Group’s loan to deposit ratio was maintained at 109 per cent.

The combination of strong underlying profitability and continued reduction in risk-weighted assets resulted in a further improvement in the Group’s fully loaded common equity tier 1 ratio to 12.0 per cent at 30 September 2014 (31 December 2013: 10.3 per cent pro forma) and the Basel III leverage ratio to 4.7 per cent (31 December 2013: 3.8 per cent pro forma). The increase in the leverage ratio also reflects the issue of Additional Tier 1 securities (AT1) in the second quarter.

Total income
	Nine months ended 30 Sept 2014	Nine months ended 30 Sept 2013	Change
	£ million	£ million	%

Net interest income	8,838	7,966	11
Other income	5,060	5,505	(8)
Total underlying income excluding St. James’s Place	13,898	13,471	3
St. James’s Place	−	548
Total income	13,898	14,019	(1)

Banking net interest margin	2.44%	2.06%	38bp
Average interest-earning banking assets	£486.4bn	£513.9bn	(5)
Loan to deposit ratio	109%	114%	(5)pp

Total income of £13,898 million was 1 per cent lower than in the first nine months of 2013, with strong growth in net interest income offset by lower other income. The reduction in other income largely reflected business disposals and the smaller run-off portfolio. Excluding St. James’s Place, total underlying income increased by 3 per cent.

Net interest income increased 11 per cent to £8,838 million, reflecting the continued improvement in net interest margin and loan growth in our key customer segments, partly offset by reduced net interest income from disposals and the run-off portfolio. Net interest margin increased to 2.44 per cent, up 38 basis points, and is in line with our guidance of around 2.45 per cent for the full year. The net interest margin continues to benefit from improved deposit pricing and lower funding costs, partly offset by continued pressure on asset prices, principally for mortgages. The net interest margin in the first nine months of 2014 benefited by around 6 basis points from the replacement of the Group’s ECNs with AT1 securities in the second quarter.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Excluding St. James’s Place, other income in the first nine months was 8 per cent, or £445 million, lower at £5,060 million. The reduction reflects the impact of business disposals, the challenging market conditions in Capital and Financial Markets within Commercial Banking as well as the effects of regulatory changes in the pensions market.

Total costs
	Nine months ended 30 Sept 2014	Nine months ended 30 Sept 2013	Change
	£ million	£ million	%

Total costs	6,907	7,110	3
Cost:income ratio1	49.7%	52.5%	(2.8)pp
Simplification savings annual run-rate	1,901	1,315	45

1	Excluding impact of St. James’s Place.

Total costs of £6,907 million were 3 per cent, or £203 million, lower than in the nine months to 30 September 2013. Adjusting for a change in timing of the recognition of FSCS costs, costs were 6 per cent lower than in the nine months to 30 September 2013. The reduction was driven by savings from the Simplification programme and business disposals, partly offset by increased investment in the business. Excluding St. James’s Place from both income and expenses, income grew by 3 per cent and expenses fell by 5 per cent. Total costs excluding TSB running costs in the nine months to 30 September were £6,626 million and we continue to expect that costs on this basis will be around £9 billion for the full year.

Impairment
	Nine months ended 30 Sept 2014	Nine months ended 30 Sept 2013	Change
	£ million	£ million	%

Total impairment charge	1,017	2,483	59
Asset quality ratio	0.27%	0.63%	(36)bp

	At 30 Sept 2014	At 31 Dec 2013
	%	%

Impaired loans as a % of closing advances	4.5%	6.3%	(1.8)pp
Provisions as a % of impaired loans	56.6%	50.1%	6.5pp

The impairment charge was £1,017 million, 59 per cent lower than in the nine months to 30 September 2013. The reduction reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment. The charge benefits from significant provision releases but at lower levels than seen in the same period in 2013. The asset quality ratio in the first nine months of 2014 was 27 basis points and, given the continued strong performance, we now expect the ratio for the full year will be around 30 basis points.

Impaired loans as a percentage of closing advances reduced from 6.3 per cent at the end of December 2013 to 4.5 per cent at the end of September 2014, driven by reductions within both the continuing and the run-off portfolios. Provisions as a percentage of impaired loans increased from 50.1 per cent to 56.6 per cent.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £1,614 million in the first nine months of 2014.  Further detail on the reconciliation of underlying to statutory results is included on page 12.

	Nine months ended 30 Sept 2014	Nine months ended 30 Sept 2013
	£ million	£ million

Underlying profit	5,974	4,426
Asset sales and other items:
Asset sales	79	(637)
Sale of government securities	−	786
Liability management	(1,378)	(97)
Own debt volatility	264	(167)
Other volatile items	(50)	(243)
Volatility arising in insurance businesses	(197)	637
Fair value unwind	(471)	(91)
	(1,753)	188
Simplification and TSB costs:
Simplification costs	(650)	(608)
TSB build and dual running costs	(414)	(586)
	(1,064)	(1,194)
Legacy items:
Payment Protection Insurance provision	(1,500)	(1,250)
Other regulatory provisions	(500)	(75)
	(2,000)	(1,325)
Other items:
Past service pension credit (charge)	710	(104)
Amortisation of purchased intangibles	(253)	(297)
	457	(401)
Profit before tax – statutory	1,614	1,694
Taxation	(222)	(1,414)
Profit for the period	1,392	280
Earnings per share	1.7p	0.4p

Asset sales and other items
The net gain from asset sales of £79 million includes a gain of £122 million from the sale of Scottish Widows Investment Partnership, offset by a number of small losses from other disposals. In 2013 there was a net loss in asset sales of £637 million and a £786 million gain on the sale of government securities. The net losses for liability management in 2014 of £1,378 million largely relate to the Group’s ECN exchange offers in the second quarter.

Own debt volatility largely relates to the movement in value of the Group’s ECNs. The credit of £264 million in the nine months to September 2014 mainly reflects the change in value of the ECNs in the first quarter prior to the exchange offers.

Negative volatility relating to the insurance business was £197 million in the first nine months of 2014, principally reflecting lower than expected returns on equity markets and cash investments. This compares to positive insurance volatility of £637 million in the first nine months of 2013 driven by strong equity market performance in that period.

The fair value unwind was a net charge of £471 million compared with a net charge of £91 million in 2013. The charge largely relates to the subordinated debt acquired as part of the HBOS acquisition in 2009.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Simplification and TSB costs
Simplification programme costs were £650 million and the total spent on the programme to the end of September 2014 was £2,341 million out of a total expected to be expensed of around £2.4 billion. The programme has delivered annual run-rate savings of £1.9 billion and is expected to realise £2.0 billion by the end of the year.

In September, the Group sold a further 11.5 per cent holding in TSB. Following the completion of the sale, the Group now holds 50 per cent of TSB’s Ordinary Shares. TSB build and dual running costs in the first nine months were £197 million and £217 million, respectively.

Payment Protection Insurance
During the quarter, the Group has increased the PPI provision by £900 million, due to increased reactive complaints and expected increased remediation and uphold rates.

Average weekly PPI reactive complaint volumes are down 18 per cent on the same quarter last year but marginally higher than last quarter and expectations. As a result of this trend in reactive complaint volumes, the Group has modelled and re-estimated a higher level of total future complaints, and consequently, an increase in future redress payments and associated administration costs of approximately £660 million. Since the end of the third quarter, we have seen a fall in complaint levels. However, the provision remains sensitive to future trends; as an example, were reactive complaint levels in the fourth quarter to remain broadly in line with the third quarter then the revised modelled total complaints would increase the provision by approximately £600 million.

The charge in the quarter also reflects expected increased remediation and a marginally higher uphold rate which accounts for approximately £240 million. The £900 million increase brings the total amount provided for PPI to £11,325 million (of which approximately £2,450 million relates to administration costs) with £2,550 million unutilised. Total costs incurred in the three months to 30 September 2014 were £622 million, including £156 million of administration costs which was in line with expectations.

As previously outlined, the Group anticipates that the cash spend will remain around current levels per month until the end of the second quarter next year when the past business review and remediation activity will be substantially complete. At that time, the Group expects the monthly costs to be substantially lower and predominantly in relation to reactive complaints.

The PPI provision represents the Group’s best estimate of total costs but a number of risks and uncertainties remain, in particular as outlined above, the total expected future complaint volumes.

Other items
The Group made a number of changes to its defined benefit pension schemes in the first half of the year. These changes and other actions resulted in a £710 million credit which was recognised in the second quarter.

Taxation
The tax charge for the nine months to 30 September 2014 was £222 million, representing an effective tax rate of 14 per cent which is lower than the UK corporation tax rate, largely as a result of tax exempt gains on sales of businesses in the first half and a lower deferred tax liability in respect of the value of in-force assets for the life business.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Capital ratios
	At 30 Sept 2014	At 31 Dec 2013	Change %

Fully loaded1
Common equity tier 1 capital ratio	12.0%	10.3%	1.7pp
Total capital ratio	18.1%	15.5%	2.6pp
Basel III leverage ratio2	4.7%	3.8%	0.9pp
Risk-weighted assets	£249.6bn	£271.9bn	(8)

PRA transitional1
Common equity tier 1 capital ratio3	12.0%	10.3%	1.7pp
Tier 1 capital ratio3	15.6%	11.7%	3.9pp
Total capital ratio3	21.0%	18.8%	2.2pp
Risk-weighted assets3	£249.6bn	£272.6bn	(8)

Shareholders’ equity	£41.2bn	£39.0bn	6

1
31 December 2013 ratios and risk-weighted assets were reported on a pro forma basis and included the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

2
Following PRA guidance, calculated in accordance with the January 2014 revised Basel III leverage ratio framework. The European Commission has recently finalised its proposals to amend the CRD IV rules on the calculation of the leverage ratio in order to align with its interpretation of the revised Basel III leverage ratio framework. The Group considers there to be minimal difference between the Commission’s final proposals and the revised Basel III leverage ratio framework.

3	31 December 2013 comparatives reflect PRA transitional rules as at 1 January 2014.

The Group continued to strengthen its capital position, with the fully loaded common equity tier 1 (CET1) ratio increasing to 12.0 per cent (31 December 2013: 10.3 per cent pro forma). The improvement was driven by a combination of underlying profit, further dividends from the insurance business, changes to the Group’s defined benefit pension schemes, and a reduction in risk-weighted assets. The positive effect of these items was partly offset by charges relating to legacy issues which reduced the CET1 ratio by 0.9 per cent and the ECN exchange offers which reduced the ratio by 0.5 per cent. The improvement in the CET1 ratio in the third quarter of 0.9 per cent was mainly driven by increased underlying profit and further risk-weighted asset reduction, partly offset by the additional charge relating to legacy issues.

Fully loaded risk-weighted assets reduced by 8 per cent, or £22.3 billion, in the first nine months of the year, to £249.6 billion (31 December 2013: £271.9 billion pro forma), primarily due to disposals and other reductions in the run-off portfolio and changes in external economic factors.

The Group’s fully loaded leverage ratio on a Basel III basis increased to 4.7 per cent from 3.8 per cent (pro forma) in December 2013, with the AT1 issuance in April, where the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new AT1 securities, accounting for 0.5 per cent of the increase.

EBA stress test
The Group announced yesterday that it had met all the capital benchmarks set out in the EU-wide stress test conducted by the European Banking Authority (EBA). In the adverse scenario the Group’s estimated CET1 ratio, using the CRD IV transitional rules as implemented in the UK by the PRA, falls from 10.2 per cent at 31 December 2013 to 6.2 per cent at 31 December 2016. The Group is not required to take any action as a result of this stress test and will continue to ensure that its robust capital position is maintained. The stress tests were calculated using a prescribed and standardised methodology and are based on a static balance sheet as at 31 December 2013.

The CRD IV rules as implemented in the UK are significantly more onerous than the minimum transitional rules allowed for in CRD IV and generally applied across other European jurisdictions in the EBA stress test.  If the Group’s results were restated on that basis then its CET1 ratio would start at 13.8 per cent at 31 December 2013 and fall to around 9.6 per cent at 31 December 2016 in the adverse scenario.

Due to the materially different approaches to transitional phasing of CRD IV rules across Europe, the EBA have also disclosed the results on a CRD IV fully loaded basis for comparability purposes.  The Group’s result on this basis is a CET1 ratio of 6.0 per cent in 2016.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Given the results are based on a static balance sheet; the significant progress made by the Group in 2014 is not reflected on either a transitional or fully loaded basis.  In the first half of 2014 the Group generated a 1 per cent increase in its CET1 ratio from underlying earnings growth and de-risking of the balance sheet with further progress seen through the third quarter.  The Group has also issued Additional Tier 1 contingent capital in the first half of 2014 which, if it were included, would contribute around a further 2 per cent to the CET1 ratio in the stress scenario.

The PRA continues to monitor UK banks against its own stress scenarios, which contain material methodology differences to those of the EBA test. This limits the ability to draw direct comparisons between the two. The results of the PRA stress test will be disclosed on 16 December 2014.

Funding and liquidity
	At 30 Sept 2014	At 31 Dec 2013	Change
	£bn	£bn	%

Loans and advances to customers1	£486.3bn	£495.2bn	(2)
Loans and advances to customers excluding TSB, run-off and closed portfolios1	£408.9bn	£404.9bn	1
Run-off assets	£22.7bn	£33.3bn	(32)
Non-retail run-off assets	£15.9bn	£25.0bn	(36)
Funded assets	£503.2bn	£510.2bn	(1)
Customer deposits2	£445.4bn	£438.3bn	2
Wholesale funding	£119.6bn	£137.6bn	(13)
Wholesale funding <1 year maturity	£45.2bn	£44.2bn	2
Of which money-market funding <1 year maturity3	£19.3bn	£21.3bn	(9)
Loan to deposit ratio	109%	113%	(4)pp
Primary liquid assets4	£95.3bn	£89.3bn	7

1	Excludes reverse repos of £6.4 billion (31 December 2013: £0.1 billion).
2	Excludes repos of £nil (31 December 2013: £3.0 billion).
3	Excludes balances relating to margins of £2.3 billion (31 December 2013: £2.3 billion) and settlement accounts of £1.3 billion (31 December 2013: £1.3 billion).
4	Includes off-balance sheet liquid assets; includes TSB £3.6 billion (31 December 2013: £nil).

Total loans and advances to customers were £486.3 billion at 30 September 2014, 2 per cent lower than at 31 December 2013, with continued growth in mortgages, SME lending and UK Consumer Finance offset by reductions in lending to Global Corporates and in the run-off portfolio.

Customer deposits were £445.4 billion at 30 September 2014, an increase of £7.1 billion, or 2 per cent, since 31 December 2013 with growth of relationship deposits, partly offset by a reduction in tactical brands. The growth in deposits, together with the reduction in total loans and advances, resulted in the loan to deposit ratio improving to 109 per cent from 113 per cent at the end of 2013, and has reduced the Group’s wholesale funding requirement. Wholesale funding at 30 September 2014 was £119.6 billion, with 62 per cent having a maturity of greater than one year.

The Group’s liquidity position remains strong, with primary liquid assets of £95.3 billion (31 December 2013: £89.3 billion). Primary liquid assets represent approximately five times our money-market funding with a maturity of less than one year, and over two times our total short-term wholesale funding, in turn providing a substantial buffer in the event of market dislocation. In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £105.6 billion (31 December 2013: £105.4 billion). Total liquid assets represent approximately four times our short-term wholesale funding.

Conclusion
The Group has continued to deliver a strong underlying performance and growth in statutory profit after tax. The strong profit performance together with further progress in reducing balance sheet risk, has driven the continued improvement in the key capital and leverage ratios.

George Culmer
Chief Financial Officer
STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2014	Nine months ended 30 Sept 2013
	£ million	£ million

Interest and similar income	14,492	15,961
Interest and similar expense	(6,402)	(10,989)
Net interest income	8,090	4,972
Fee and commission income	2,771	3,209
Fee and commission expense	(937)	(1,025)
Net fee and commission income	1,834	2,184
Net trading income	6,620	14,657
Insurance premium income	5,125	6,240
Other operating income	(126)	2,647
Other income	13,453	25,728
Total income	21,543	30,700
Insurance claims	(9,386)	(16,496)
Total income, net of insurance claims	12,157	14,204
Regulatory provisions	(2,000)	(1,325)
Other operating expenses	(7,677)	(8,892)
Total operating expenses	(9,677)	(10,217)
Trading surplus	2,480	3,987
Impairment	(866)	(2,293)
Profit before tax	1,614	1,694
Taxation	(222)	(1,414)
Profit for the period	1,392	280

Profit attributable to ordinary shareholders	1,144	256
Profit attributable to other equity holders1	189	−
Profit attributable to equity holders	1,333	256
Profit attributable to non-controlling interests	59	24
Profit for the period	1,392	280

Basic earnings per share	1.7p	0.4p
Diluted earnings per share	1.6p	0.4p

1
The profit after tax attributable to other equity holders of £189 million (nine months to 30 September 2013: £nil) is offset in reserves by a tax credit attributable to ordinary shareholders of £46 million.

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sept 2014	At 31 Dec 2013
	£ million	£ million
Assets
Cash and balances at central banks	46,991	49,915
Trading and other financial assets at fair value through profit or loss	153,654	142,683
Derivative financial instruments	32,715	33,125
Loans and receivables:
Loans and advances to banks	21,401	25,365
Loans and advances to customers	492,744	495,281
Debt securities	1,292	1,355
	515,437	522,001
Available-for-sale financial assets	52,594	43,976
Other assets	54,974	55,330
Total assets	856,365	847,030

Liabilities
Deposits from banks	11,154	13,982
Customer deposits	445,389	441,311
Trading and other financial liabilities at fair value through profit or loss	66,175	43,625
Derivative financial instruments	30,741	30,464
Debt securities in issue	79,345	87,102
Liabilities arising from insurance and investment contracts	112,621	110,758
Subordinated liabilities	25,220	32,312
Other liabilities	38,018	48,140
Total liabilities	808,663	807,694

Shareholders’ equity	41,179	38,989
Other equity instruments	5,329	−
Non-controlling interests	1,194	347
Total equity	47,702	39,336
Total equity and liabilities	856,365	847,030

APPENDIX 1

RECONCILIATION BETWEEN STATUTORY AND UNDERLYING BASIS RESULTS

The tables below set out a reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
Nine months to 30 September 2014	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility relating to the insurance business	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,090	5	−	278	−	465	8,838
Other income, net of insurance claims	4,067	1,071	197	(372)	−	97	5,060
Total income	12,157	1,076	197	(94)	−	562	13,898
Operating expenses3	(9,677)	646	−	94	2,000	30	(6,907)
Impairment	(866)	(30)	−	−	−	(121)	(1,017)
Profit before tax	1,614	1,692	197	−	2,000	471	5,974

		Removal of:
Nine months to 30 September 2013	Lloyds Banking Group statutory	Acquisition related and other items4	Volatility relating to the insurance business	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,972	(16)	5	2,576	−	430	7,967
Other income, net of insurance claims	9,232	112	(642)	(2,699)	−	49	6,052
Total income	14,204	96	(637)	(123)	−	479	14,019
Operating expenses3	(10,217)	1,618	−	123	1,325	41	(7,110)
Impairment	(2,293)	239	−	−	−	(429)	(2,483)
Profit (loss) before tax	1,694	1,953	(637)	−	1,325	91	4,426

1
Comprises the effects of asset sales (gain of £79 million), volatile items (gain of £214 million), liability management (loss of £1,378 million),  Simplification costs related to severance, IT and business costs of implementation (£650 million), TSB costs (£414 million), the past service pensions credit (£710 million) and the amortisation of purchased intangibles (£253 million).

2
Comprises the payment protection insurance provision (nine months to 30 September 2014: £1,500 million; nine months to 30 September 2013: £1,250 million) and other regulatory provisions (nine months to 30 September 2014: £500 million; nine months to 30 September 2013: £75 million).

3	On an underlying basis, this is described as total costs.
4
Comprises the effects of asset sales (gain of £149 million), volatile items (loss of £410 million), liability management (loss of £97 million),  Simplification costs related to severance, IT and business costs of implementation (£608 million), TSB costs (£586 million), the past service pensions charge (£104 million) and the amortisation of purchased intangibles (£297 million).

APPENDIX 2

QUARTERLY UNDERLYING BASIS INFORMATION

	Quarter ended 30 Sept 2014	Quarter ended 30 June 2014	Quarter ended 31 Mar 2014
	£m	£m	£m

Net interest income	3,034	2,993	2,811
Other income	1,612	1,730	1,718
Total income	4,646	4,723	4,529
Total costs	(2,232)	(2,377)	(2,298)
Impairment	(259)	(327)	(431)
Underlying profit	2,155	2,019	1,800
Asset sales and other items	(186)	(1,687)	120
Simplification and TSB costs	(236)	(362)	(466)
Legacy provisions	(900)	(1,100)	−
Other items	(82)	624	(85)
Statutory profit (loss)	751	(506)	1,369

Banking net interest margin	2.51%	2.48%	2.32%
Asset quality ratio	0.20%	0.26%	0.35%
Return on risk-weighted assets	3.37%	3.09%	2.71%
Cost:income ratio	48.0%	50.3%	50.7%

	Quarter ended 31 Dec 2013	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013
	£m	£m	£m	£m

Net interest income	2,918	2,761	2,653	2,552
Other income	1,754	1,776	1,872	1,857
St. James’s Place	114	18	50	480
Total income	4,786	4,555	4,575	4,889
Total costs	(2,525)	(2,361)	(2,341)	(2,408)
Impairment	(521)	(670)	(811)	(1,002)
Underlying profit	1,740	1,524	1,423	1,479
Asset sales and other items	(468)	(709)	(176)	1,073
Simplification and TSB costs	(323)	(408)	(377)	(409)
Legacy provisions	(2,130)	(750)	(575)	−
Other items	(98)	(97)	(201)	(103)
Statutory (loss) profit	(1,279)	(440)	94	2,040

Banking net interest margin	2.29%	2.17%	2.06%	1.96%
Asset quality ratio	0.40%	0.51%	0.57%	0.80%
Return on risk-weighted assets	2.55%	2.14%	1.93%	1.96%
Cost:income ratio1	54.0%	52.0%	51.7%	53.6%

1	Excluding impact of St. James’s Place.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Interim Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Duncan Heath
Director of Investor Relations
020 7356 1585
duncan.heath@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 28 October 2014